PUBLIC



21001947

SEC[ ]ISSION

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section

MAR 0 1 2021

Washington DC
416

| SEC FILE NUMBER |
| --- |
| 8-68291 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING ___**JANUARY 1, 2020**___ AND ENDING ___**DECEMBER 31, 2020**___
                                             MM/DD/YY                                    MM/DD/YY

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:     **VALOR FINANCIAL SECURITIES LLC**

| OFFICAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**521 WEST CENTRAL AVENUE**
(No. and Street)

| **WINTER HAVEN** | **FL** | **33880-2971** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JAMES WELLS**                                                                **863-294-3361**
                                                                        (Area Code - Telephone No.)

## B.  ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
| --- | --- | --- |
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, _____ **JAMES WELLS** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **VALOR FINANCIAL SECURITIES LLC** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2020** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

**MANAGING MEMBER**
_____
Title

_____
Public Notary

Dana C. Del Colle
Notary Public - State of Florida
Commission # GG 145318
My Comm. Expires October 1, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## VALOR FINANCIAL SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2020

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

## VALOR FINANCIAL SECURITIES LLC

## TABLE OF CONTENTS

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

**100 E. Sybelia Ave. Suite 130**
**Maitland, FL 32751**

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## hab and Company, P.A.

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Valor Financial Securities LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Valor Financial Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Valor Financial Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Valor Financial Securities LLC's management. Our responsibility is to express an opinion on Valor Financial Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valor Financial Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Ohab and Company, PL*

We have served as Valor Financial Securities LLC's auditor since 2018.

Maitland, Florida

February 24, 2021

# Valor Financial Securities LLC
## Statement of Financial Condition
### December 31, 2020

## ASSETS

| | |
|---|---|
| Cash | $289,281 |
| Due from clearing broker | 53,284 |
| Deposit with clearing broker | 104,060 |
| Prepaid expenses | 18,077 |
| Commissions receivable | 15,474 |
| | |
| Total Assets | $480,176 |

## LIABILITIES AND MEMBERS' EQUITY

## LIABILITIES

| | |
|---|---|
| Accrued clearing costs | $16,420 |
| Uncleared checks | 17,762 |
| Commission and payroll payable | 11,987 |
| Accrued expenses and other liabilities | 31,893 |
| Total liabilities | $78,062 |

## MEMBERS' EQUITY

$402,114

| | |
|---|---|
| Total liabilities and Members' equity | $480,176 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

A. Nature of Business.

Valor Financial Securities LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and member of the Financial Industry Regulatory Authority, Inc. The Company primarily serves individual customers in the state of Florida. The Company was approved for membership in FINRA and commenced its securities operations on November 5, 2009. The Company is engaged in the general retail securities business and deals primarily in mutual funds and variable annuities.

B. Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents may include money market accounts, certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C. Income Taxes

The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company's recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No

interest expense or penalties have been recognized as of and for the twelve months ended December 31, 2020.

D. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2020, and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

E. Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs.

Commissions from the sales of mutual funds and variable annuities and 12b1s are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

F. Revenues from Contracts with Customers

Significant Judgments. Revenue from contracts with customers include commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and/or ticket charge. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and

the risks and rewards of ownership of the securities have been transferred to/from the customer.

## NOTE 2 – NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

## NOTE 3 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its customer's obligation. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's checking account, receivables and deposit from this clearing broker could be subject to forfeiture. The Company may also maintain a cash balance in a financial institution account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

## NOTE 4 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors have been omitted as the Company has no such liabilities.

## NOTE 5 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

## NOTE 6 – OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet

related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $11,400 relating to the office lease for the year ended December 31, 2020.

## NOTE 7 – CLEARING AGREEMENT

The Company, under Rule 15d2-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirement of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of a minimum of $100,000 is being held as a deposit account at the clearing broker-dealer as of December 31, 2020, to offset unsecured customer debits. In accordance with the agreement, the broker-dealer may be assessed additional clearing charges if certain levels are not met. The balance accrued as of December 31, 2020, is $16,420.

## NOTE 8 – RELATED PARTIES

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expenses for the lease were $11,400 for the twelve months ended December 31, 2020.

The company does not provide advances to employees and does not lend money to employees.

The Company provides brokerage services to clients of registered investment advisors that are under common ownership with Company. These companies are located in the same office building and have an agreement for shared common costs.

6

The Company participates in a retirement plan sponsored by a company under common ownership. All plan contributions are fully vested by each employee.

## NOTE 9 – CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

## NOTE 10 – FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:
Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other mean.
Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, and amounts due to related parties. There is no debt. If there were, the Company debt would approximate fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximate their fair value as of December 31, 2020, due to the short-term nature of these instruments.

## NOTE 11 – COMMITMENTS AND CONTINGENCIES
In light of the COVID-19 pandemic and the resulting major impact on the economies of the world and the major impact on the stock and bond markets, the Company participated in the Small Business Administration Paycheck Protection Program and obtained a loan

7

in the amount of $31,800. The loan is expected to be fully forgiveable. Per FINRA guidance, the loan is included as an allowable credit to net capital.

There are no other commitments and contingencies as of December 31, 2020.

## NOTE 12– <u>SUBSEQUENT EVENTS</u>

The Company has performed an evaluation of subsequent events on February 24, 2021, the date that the financial statements were available for issue. The evaluation did not identify any transactions or notes that required disclosures and/or adjustments.